Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES AMENDMENTS TO SHAREHOLDER MEETING MATTERS

TORONTO, ONTARIO — (Marketwired — May 10, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced proposed amendments to certain matters which are to be considered and voted upon at its annual and special shareholder meeting scheduled to be held on May 15, 2013 (the “Meeting”).  The management information circular of Lake Shore Gold (the “Company”) dated April 15, 2013 (the “Circular”) indicated that at the Meeting, shareholders would be invited to consider, and if deemed fit: (i) approve the unallocated options, rights and other entitlements issuable pursuant to the stock option plan for the Company (the “Option Plan”); and (ii) confirm a new By-Law No. 2 for the Company (“By-Law No. 2”).  The Company is proposing to amend the Option Plan and By-Law No. 2 in the following manner from the descriptions thereof contained in the Circular:

(a)               Lake Shore Gold proposes to amend the Option Plan attached as Schedule “B” to the Circular in order to:

(i)                         incorporate a limitation which would restrict the number of stock options issuable under the Option Plan to non-executive directors to the lesser of (I) 1% of the outstanding issued common shares; and (II) such number of stock options as entails a maximum aggregate grant date value of Cdn$100,000 within any one year period, calculated based upon the Black-Scholes option pricing model, subject to certain specified exceptions (collectively, the “Director Limitations”);

(ii)                      provide that shareholder approval shall be required in order to amend the Option Plan where any such amendments would (I) reduce the exercise price of any existing option or result in the cancellation and proximate re-issuance of any existing option, or any other amendments to entitlements in relation to options held by optionees; (II) extend the term of any stock options held by optionees, beyond the original expiry date thereof; or (III) amend the Director Limitations; and

(iii)                   reduce the aggregate number of common shares issuable pursuant to options granted under the Option Plan from 10% to 7% of the issued and outstanding common shares at the time of the stock option grant; and

(b)               Lake Shore Gold proposes to amend By-Law No. 2 attached as Schedule “A” to the Circular, to provide that the board of directors of the Company may, in its sole discretion, waive any requirement in By-law No. 2.

Lake Shore Gold is committed to best corporate governance practices and has proposed the above amendments in accordance with such mandate. Accordingly, management and the board of directors of the Company are of the opinion that the Option Plan and By-Law No. 2 (which has been renamed as By-Law No. 3 following the above-noted amendments), as amended as described above, are each in the best interests of the Company and its shareholders and accordingly, unanimously recommend that the shareholders vote for the approval and confirmation of such matters at the Meeting. Copies of the amended Option Plan and By-Law No. 3 have been filed on SEDAR at www.sedar.com

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com